EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)
(Unaudited)

For the Three Months Ended March 31, 2014
Earnings:
Income before income taxes	$343.7
Add: Dividends from affiliates	2.1
Fixed charges	80.9

Total earnings	$426.7

Fixed charges:
Interest expense (a)	$47.7
Rent expense interest factor (b)	33.2

Total fixed charges	$80.9

Ratio of earnings to fixed charges	5.27x

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(a)	Interest expense includes interest on third-party indebtedness.

(b)	The rent expense interest factor reflects an appropriate portion (one-third) of rent expense representative of interest.